  Exhibit 99.1

Amarc Provides Update on Duke Copper-Gold District and Files Project Technical Report

VANCOUVER, BC / ACCESSWIRE / May 6, 2020 / Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V:AHR)(OTCQB:AXREF) is pleased to announce that a National Instrument 43-101 Technical Report (the “Report”) for the Company's DUKE Project, British Columbia (“BC”) (the “Project”) will be filed today under Amarc’s profile at www.sedar.com. It will also be available on the Company’s website at www.amarcresources.com/ahr/Home.asp. The Report provides details on the potential of the Company’s DUKE porphyry copper deposit target discovery (“DUKE”) and its successful district-scale porphyry copper-gold targeting program, along with proposed exploration plans.

Amarc’s 100% owned DUKE Project is located 80 km northeast of Smithers within the Babine District (the “District”), one of BC’s most prolific porphyry copper-gold belts. The District, a 40 by 100 km north-northwesterly striking mineralized belt is host to Noranda Mines’ past producing Bell and Granisle copper-gold mines, and the advanced stage Morrison copper-gold deposit. Amarc’s DUKE porphyry copper discovery is located 30 km north of the Bell Mine. Extensive infrastructure exists in the District, which primarily relates to the forestry industry but also dates back to mining activity.

The porphyry copper system at DUKE has seen only limited drilling. Many of the 30 historical shallow and closely-spaced core holes intersected and ended in significant copper-molybdenum-silver-gold mineralization. In the main area of known mineralization, these holes extended to only 124 m vertical depth from surface. Examples of the results are: hole 71-14 intersected 87 m of 0.40% Cu, 0.021% Mo, 2.2 g/t Ag and 0.05 g/t Au from 29 m to the end of the hole that includes 40 m of 0.48% Cu, 0.023% Mo, 2.6 g/t Ag and 0.07 g/t Au; and hole 70-02 intersected 113 m of 0.30% Cu, 0.012% Mo, 1.1 g/t Ag and 0.06 g/t Au from 30 m that includes 12 m of 0.41% Cu, 0.010% Mo, 1.6 g/t Ag and 0.09 g/t Au.

The historical drilling was centered within a restricted part of a robust, 3 km north-south by 1 km east-west Induced Polarization (“IP”) chargeability anomaly, which is thought to have been offset by faulting. When reconstructed, this IP chargeability anomaly has a classic donut shape (see figures below, which also provides a comparison of scale to other Babine porphyry Cu deposits (outlined by Cu grade)1 ) that was the target of Amarc’s eight core holes completed in 2017 through 2018 (see December 19, 2017 and June 12, 2018 news releases). Seven of the eight core holes drilled over an area measuring approximately 400 m north-south by 600 m east-west successfully intersected porphyry copper-style mineralization to a vertical depth of 360 m. This mineralization remains open to expansion. The Report provides drill hole plans and results; selected intercept examples are: 102 m of 0.22% Cu, 0.014% Mo, 1.3 g/t Ag and 0.06 g/t Au in hole DK17002; 147 m of 0.27% Cu, 0.028% Mo, 1.1 g/t Ag and 0.05 g/t Au, including 20 m of 0.45% Cu, 0.033% Mo, 2.0 g/t Ag and 0.06 g/t Au in hole DK18005; and 58 m of 0.34% Cu, 0.015% Mo, 1.5 g/t Ag and 0.059 g/t Au included in a broader interval of mineralization in hole DK18006.

Notably, a single step-out hole (DK18004) completed by Amarc more than 1 km to the north of the seven other Amarc holes, and within the displaced portion of the IP chargeability anomaly, intersected substantial lengths of moderate to low grade copper and molybdenum mineralization, confirming a very extensive lateral dimension to the DUKE porphyry copper system. Amarc is currently planning how best to undertake the drilling required to delineate the geometry and grade distribution of its DUKE discovery in order to inform a mineral resource estimate and related studies.

Appreciating the copper-gold prospectivity of the Babine District and its relatively unexplored nature due to widespread glacial cover (4 m to 18 m thick in the Amarc DUKE discovery drill holes), Amarc has completed a comprehensive compilation of government and historical data over the entire 704 km2 DUKE Project. This integrated study provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine District, identifying 12 previously unrecognized porphyry copper deposit targets with exciting potential. These target areas were defined, for example, by anomalous copper-gold-molybdenum-silver (and other porphyry indicator elements) till geochemistry, till samples with identified grains of bornite, chalcopyrite and/or biotite feldspar porphyry (“BFP”), compelling up-ice magnetic features, and indications of structural control along faults emanating from large deep-seated regional structures that likely controlled the emplacement of the prospective BFP intrusions, along with numerous other scientific vectors (please see the Report for additional details).

Regionally, Amarc is planning for initial, focused ground surveys taking advantage of extensive logging road networks across the property. These surveys would be followed by RC drilling that would test prioritized targets for the presence of potential porphyry copper mineralized systems below cover and, where a deposit target is confirmed core drilling to determine the extent, grade and geometry of the mineralized system.

DUKE
Offset Target
IP Chargeability
Anomaly
Postulated Fault
Offsetting
Chargeability
Anomaly
1 Kilometre
N
H1
3
1
6
H14
H10
2
7
5
8
H2
4
Legend
Cu Mineralization
Mo Mineralization
Amarc Drill Hole
Historical Drill Hole
Historical
IP Chargeability
(mV/V)
60
50
40
35
30
25
20
17.5
15
12.5
10
7.5
5
2.5
0

HDI AMARC

DUKE Deposit – Historical IP Geophysics Shows DUKE Mineralized System to be Significant

Plan Views

Bell
Cu in %

Granisle
Cu in %

INSET

500 Metres

Morrison

Reconstructed Deposit Drill Target

Untested
Target
1971
Drilling
Area
H1
H14
H10
1
2
3
4
5
6
7
8
500 Metres

All Plan Views Are At The Same Scale

See Morrison Deposit Example

HDI AMARC

DUKE Deposit – Graphic Reconstruction Forms IP Chargeability Donut; A Classic Signature of Porphyry Copper Deposits

About Amarc Resources Ltd.
Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of BC porphyry copper mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to create value from its exploration and development-stage projects.

Amarc is advancing the 100%-owned IKE, DUKE and JOY porphyry copper deposit projects located in different, prolific porphyry districts in southern, central and northern BC, respectively. Each of the three projects is located in proximity to industrial infrastructure – including power, highways and rail. These projects represent significant potential for the discovery of multiple and important-scale, porphyry gold-copper and copper-molybdenum deposits.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of BC’s and the world’s most important mineral resources – such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie and IKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, indigenous groups and other project stakeholders in order to advance its mineral properties responsibly, and to do so in a manner that contributes to sustainable community and economic development. Amarc senior management and project teams seek early and meaningful engagement with local landowners, First Nations and other land interests to ensure its mineral exploration and development activities are well-coordinated and broadly supported, to address local priorities and concerns, and to optimize opportunities for collaboration and local benefit. In particular, the Company seeks to establish mutually beneficial partnerships with indigenous groups within whose traditional territories its projects are located – including through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101
Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

Quality Control/Quality Assurance Program
All drill core was logged, photographed and cut in half with a diamond saw. Half core samples from DUKE were sent to MS Analytical, Langley, Canada facility (17025 accredited), for preparation and analyses. Drill core samples were analyzed for Cu, Mo, Au, Ag and 35 additional elements by Aqua Regia digestion of a 0.5 g sample followed by an ICP-AES/MS finish. Au was also analyzed by fire assay fusion of a 30 g sample followed by AAS finish.

As part of a comprehensive Quality Assurance Quality Control (“QAQC”) program, Amarc control samples were inserted in each analytical batch at the following rates: standards one in 20 regular samples, in-line replicates one in 20 regular samples and blanks one in 50 regular samples. The control sample results were then checked to ensure proper QAQC.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Dr. Diane Nicolson
President and CEO

1 Dirom et al, 1995, Bell and Granisle porphyry copper-gold mines, Babine region, west-central British Columbia, CIM Special Volume 46, p. 262, 268; Carson et al, 1976, Morrison: Geology and Evolution of a Bisected Annual Porphyry Copper Deposit, CIM Special Volume 15, p. 266.

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.